Exhibit 99.2

(English Language Summary)

Extraordinary Report to Kanto Local Finance Bureau dated January 29, 2016 under the Financial Instruments and Exchange Act of Japan regarding the share exchange between Murata Manufacturing Co., Ltd. and Toko, Inc.

A fair and accurate summary of the material provisions of the above-mentioned foreign language document, with the exception of the Appendix for which a translation is provided below, is included in “Announcement regarding the Execution of a Share Exchange Agreement for Converting Toko, Inc. into a Wholly-Owned Subsidiary of Murata Manufacturing Co., Ltd. (Simplified Share Exchange)” dated January 29, 2016, attached as Exhibit 99.1.

Appendix

(English Language Translation)

SHARE EXCHANGE AGREEMENT

This Agreement is dated January 29, 2016

Between

Murata Manufacturing Co., Ltd. (“Murata Manufacturing”) having its main office at 1-10-1 Higashi-Koutari, Nagaokakyo-shi, Kyoto

And

Toko, Inc. (“Toko”) having its main office at 18 Gomigaya, Tsurugashima-shi, Saitama.

Both parties hereby agree as follows:

1.	Share Exchange

Pursuant to the provisions of this Agreement, Murata Manufacturing and Toko shall conduct a share exchange by which Murata Manufacturing will become the sole parent company of Toko and Toko will become a wholly-owned subsidiary of Murata Manufacturing (the “Share Exchange”), and Murata Manufacturing shall acquire all issued and outstanding shares in Toko (excluding the shares already possessed by Murata Manufacturing).

2.	Corporate Names and Addresses of the Parties

The corporate name and addresse of each party shall be as follows:

(a)	Sole Parent Company after the Share Exchange (Murata Manufacturing)

Corporate Name: Murata Manufacturing Co., Ltd.

Address: 1-10-1 Higashi-Koutari, Nagaokakyo-shi, Kyoto

(b)	Wholly-Owned Subsidiary after the Share Exchange (Toko)

Corporate Name: Toko, Inc.

Address: 18 Gomigaya, Tsurugashima-shi, Saitama

3.	Shares to be Delivered in the Share Exchange and Allocation Thereof

3.1	Shares to be Delivered in the Share Exchange

In the Share Exchange, Murata Manufacturing will allocate and deliver shares of its common stock to the shareholders of Toko (excluding Murata Manufacturing, the “Shareholders Subject to Allocation”) stated or recorded in the shareholders register of Toko in exchange for their shares of common stock of Toko at the time immediately before the time at which Murata Manufacturing acquires all issued and outstanding shares in Toko by the Share Exchange (the “Base Time”). The total amount of shares of common stock to be allocated and delivered by Murata Manufacturing through the Share Exchange shall be calculated by multiplying the total number of shares of common stock of Toko that are held by the Shaholders Subject to Allocation by 0.027.

3.2	Allocation of Shares to be Delivered in the Share Exchange

In the Share Exchange, Murata Manufacturing shall allocate to each Shaholders Subject to Allocation, 0.027 shares of its common stock per one share of common stock of Toko held by that Shareholders Subject to Allocation as of the Base Time.

3.3	Treatment of any Fraction of less than One Share

If any shares of Murata Manufacturing’s common stock to be allocated to each Shareholders Subject to Allocation under Clause 3.1 and 3.2 are fractions of less than one share, Murata Manufacturing will treat these pursuant to Article 234 of the Companies Act of Japan (the “Companies Act”) and other related laws and regulations.

4.	Paid-in Capital and Capital Reserve of Murata Manufacturing

The amount of paid-in capital and capital reserve of Murata Manufacturing which will increase through the Share Exchange shall be determined by Murata Manufacturing pursuant to Article 39 of the Company Accounting Regulations of Japan.

5.	Effective Date of the Share Exchange

The Share Exchange shall become effective on May 1, 2016 (the “Effective Date”). Provided, however, that the Effective Date may be changed upon discussion and agreement between Murata Manufacturing and Toko, if such change becomes necessary in order to proceed with the Share Exchange, or for any other reason.

6.	General Meeting of Shareholders to Approve the Share Exchange

6.1	Murata Manufacturing’s General Meeting of Shareholders to Approve the Share Exchange (Simplified Share Exchange)

Pursuant to the main clause of Article 796, paragraph (2) of the Companies Act, Murata Manufacturing shall conduct the Share Exchange, in connection with this Agreement, without obtaining the approval at its general meeting of shareholders set forth in Article 795, paragraph (1) of the Companies Act; provided, however, that if the approval at Murata Manufacturing’s general meeting of shareholders becomes necessary pursuant to Article 796, paragraph (3) of the Companies Act, Murata Manufacturing will hold its general meeting of shareholders by the day before the Effective Date and will obtain the approval for the Agreement and resolutions for other matters necessary to execute the Share Exchange.

6.2	Toko’s General Meeting of Shareholders to Approve the Share Exchange

Pursuant to the provisions of Article 783, paragraph (1) of the Companies Act, Toko shall obtain approval for this Agreement and resolutions for other matters necessary to execute the Share Exchange at its general meeting of shareholders to be held on March 29, 2016.

6.3	Change of Procedures

With regards to the procedures described in Clause 6.1 and 6.2, they may be changed upon discussion and agreement between Murata Manufacturing and Toko, if such change becomes necessary in order to proceed with the Share Exchange, or for any other reason.

7.	Management of Company Assets and Related Matters

Following the conclusion of this Agreement and until the Effective Date, Murata Manufacturing and Toko shall each pursue their respective businesses and conduct the management and operation of their respective assets with due care required of a prudent manager. Except for actions associated with the ordinary business execution of each Murata Manufacturing and Toko, any action that either Murata Manufacturing or Toko desires to take that would have a material effect on the assets or rights and obligations of either party or on the execution of the Share Exchange (including issuance of shares, share warrants and bonds with share warrants and other actions that affect the number of voting rights of all shareholders of each Murata Manufacturing and Toko, but excluding actions separately described in this Agreement) shall be taken by such party after obtaining the other party’s prior approval.

8.	Treatment of Bonds with Share Warrants

Even after the execution of this Agreement, Murata Manufacturing shall continue holding the Toko, Inc. Series VI Unsecured Convertible Bond-type Bonds with Share Warrants held by Murata Manufacturing as of the execution date of the Agreement as bonds with share warrants, and Toko shall redeem them all at once on April 8, 2016 (i.e. the maturity date) before the Effective Date.

9.	Cancellation of Treasury Stock

Toko shall cancel all of its treasury stock (including shares repurchased from Toko’s dissenting shareholders who exercised the appraisal rights in accordance with the provisions of Article 785, paragraph (1) of the Companies Act in connection with the Share Exchange) that it owns as of the time immediately before the Base Time, in accordance with laws and regulations, pursuant to a resolution by a meeting of its board of directors to be held by the day before the Effective Date, as of the time immediately before the Base Time after such repurchases of shares in connection with the appraisal rights become effecitive.

10.	Change of Conditions to the Share Exchange and Termination of this Agreement

Murata Manufacturing and Toko may agree to change the conditions of the Share Exchange or any other terms of this Agreement or terminate this Agreement upon discussion and agreement between Murata Manufacturing and Toko, if, following the conclusion of this Agreement and until the Effective Date (i) a material change in the financial or management condition of either Murata Manufacturing or Toko occurs due to natural disaster or other reasons, (ii) circumstances constituting a material impediment to the implementation of the Share Exchange occur, or (iii) the objective of this Agreement becomes difficult to attain.

11.	Expiration of this Agreement

This Agreement shall become invalid if (i) Murata Manufacturing is unable to obtain a resolution approving the Agreement at its general meeting of shareholders under the conditional clause of Clause 6.1 in the event the approval becomes necessary as set forth in Article 796, paragraph (3) of the Companies Act, (ii) Toko is unable to obtain a resolution approving the Agreement at its general meeting of shareholders under Clause 6.2, or (iii) consents or permissions and authorizations, etc. of the relevant authorities necessary to implement the Agreement are not obtained.

12.	Matters to be Discussed

In addition to matters provided for in this Agreement, any other matters necessary to execute the Share Exchange and treatment of Agreement for Enhancement of the Capital and Business Alliance Agreement between Murata Manufacturing and Toko dated February 13, 2013 (as amended by Amendment Agreement for Enhancement of the Capital and Business Alliance Agreement dated February 13, 2014) after the Effective Date shall be discussed and agreed by Murata Manufacturing and Toko, in accordance with the purpose of this Agreement.

13.	Governing Law and Jurisdiction

This Agreement and disputes in connection with the Agreement shall be governed by, and construed in accordance with, the laws of Japan. The court with exclusive first-instance jurisdiction over any and all disputes in connection with this Agreement shall be the Kyoto District Court.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in two originals and each party has retained one original hereof.

Murata Manufacturing:

1-10-1 Higashi-Koutari, Nagaokakyo-shi, Kyoto

Murata Manufacturing Co., Ltd.

Tsuneo Murata, President & Representative Director (seal)

Toko:

18 Gomigaya, Tsurugashima-shi, Saitama

Toko, Inc.

Kiminori Yamauchi, President & Representative Director (seal)

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